January 9, 2007	Raymond L. Veldman Partner D (949) 623-3535 F (949) 623-4463 ray.veldman@klgates.com

Mr. Carlton Tartar
Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Re:	ShengdaTech, Inc. (formerly Zeolite Exploration Company)
Pre-Effective Amendment No. 2 to
Registration Statement on Form S-1
File No. 333-132906
Filed December 18, 2006

Dear Mr. Tartar:

On behalf of ShendaTech, Inc. (formerly Zeolite Exploration Company, referred to herein as the “Company”), we are responding to your comment letter to Mr. Xiangzhi Chen, Chief Executive Officer of the Company, dated January 4, 2007, regarding Pre-Effective Amendment No. 2 to the above-referenced Registration Statement. A responsive Pre-Effective Amendment No. 3 has been filed via EDGAR and has been marked to show changes from Pre-Effective Amendment No. 2.

Below we have reprinted each of the Staff’s comments and thereunder set forth the related response.

Management’s Discussion and Analysis, page 11

1.
COMMENT: We note your responses to prior comments two and six of our letter dated September 29, 2006. Please revise your disclosure regarding operating expenses on page 13 to eliminate the reference to rebates. In addition, we note that the independent accountant’s report was revised to reference the restatement, but the report was not redated or dual-dated. Please discuss with your independent accountant and revise the report accordingly, or tell us why you believe that no revision is required.

Mr. Carlton Jenkins
Securities Exchange Commission
January 9, 2007

RESPONSE: The Company has revised the disclosure regarding operating expenses on page 13 to eliminate the reference to rebates. In addition, the Company’s independent accountants have dual-dated their report as a result of the restatement.

Contractual Obligations and Contingent Liabilities, page 23

2.
COMMENT: We note your response to prior comment seven. Please tell us whether your purchase obligations meet the definition outlined in Item 303(a)(5)(ii)(D) of Regulation S-K. If so, revise your disclosures as appropriate, or tell us why you believe that no revisions are required.

RESPONSE: As of December 31, 2005, the Company had $2,097,852 of contractual obligations meeting the definition of purchase obligations set forth in Item 303(a)(5)(ii)(D) of Regulation S-K, all of which amount was due in less than one year. Accordingly, the Company has revised the table on page 23 to include the applicable disclosure.

We hope that the foregoing adequately responds to the staff’s comments. Please direct any comments or questions regarding this filing to me by mail at the address indicated on the first page of this letter, by facsimile at (949) 623-4463 or by telephone at (949) 623-3535. Any questions regarding accounting matters may be directed to Mr. Robert Bowen of Hansen Barnett & Maxwell at (801)532-2200.

Very truly yours,

Kirkpatrick & Lockhart Preston Gates Ellis llp

By /s/ Raymond L. Veldman

RLV/kv

cc:	Mr. Xiangzhi Chen, ShengdaTech, Inc.
Ms. Anhui Guo, ShengdaTech, Inc.
Mr. Robert Bowen, Hansen Barnett & Maxwell
Mr. Jiannan Zhang, Esq., K&L Gates